Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

As we shared on our February 20, 2018 investor call (a replay of which is available on the investor relations portion of our website), we believe the combination of Rite Aid plus Albertsons has the potential to increase shareholder value at a greater rate than Rite Aid on a stand alone basis.  The combined company expects to have $83 billion in revenue across 4,892 stores with 4,345 pharmacies, and expects to serve over 40 million customers a week.  The combined company expects to fill 323 million scripts per year and expects to generate $3.4 billion in adjusted EBITDA for the next fiscal year on a pro forma basis.  We and Albertsons have identified $375 million in run rate cost synergies along with $3.6 billion in revenue opportunities, both of which we expect to benefit from post-closing.  We plan to create cross-branded opportunities for our loyalty programs, rebrand most of Albertsons’ pharmacies under the Rite Aid banner, use our pharmacy benefit management company, Envision RxOptions, and our RediClinics to cause additional customers to visit our pharmacies and grocery stores, and use both companies’ owned brand expertise to increase sales and improve margins.

For every 10 Rite Aid shares owned by a Rite Aid shareholder, the shareholder will have the choice to receive either one share of Albertsons plus $1.83 in cash, or 1.079 shares of Albertsons.  Every Rite Aid shareholder will receive a proxy statement/prospectus that will contain valuable information on valuation, details on the merger, board considerations, and other pertinent information.  This proxy statement/prospectus is expected to be filed with the SEC in the spring of 2018.  You are encouraged to carefully read the proxy statement/prospectus in its entirety. This will be followed by a shareholder vote, the date of which will be announced in the future.  In the meantime additional details on the merger can be found at:

https://www.riteaid.com/documents/45609410/73421892/2018-02-20_-_RAD_Investor_Presentation.pdf/e6bc0b5d-5823-6751-128f-2f24e5eed632

Frequently Asked Questions:

1.              How did the Board of Directors come up with a valuation?

That information will be detailed in the proxy statement/prospectus all shareholders will receive prior to the special shareholders meeting.

2.              Why did you agree to be acquired by Albertsons?

We don’t view this as an acquisition of Rite Aid by Albertsons.  We view this as a merger of two companies; both the Board of Directors and management team following closing will be comprised of members from both organizations.  As a result of agreements with certain of the current private equity holders in Albertsons, none of the Albertsons shareholders will have a controlling interest in the combined company.

3.              Does this require a shareholder vote?

Yes.  We will be setting a date and time for a special shareholder meeting in the coming months.

4.              Does this transaction require regulatory approval?

Yes.  The merger is subject to various regulatory approvals and we will work with the regulators to answer any of their questions in a timely manner.  In addition to U.S. antitrust approval, we also need to obtain the approval of the Ohio Department of Insurance for the change of control of the Company’s subsidiary, Envision Insurance Company.

5.              Does this affect the sale of assets to Walgreens?

No.  The sale of assets will proceed as planned.  We expect the sale of Rite Aid stores to be completed in the spring of 2018, subject to the satisfaction of minimal remaining customary closing conditions applicable only to the stores being transferred at each subsequent closing.  As of February 18, 2018, Rite Aid had sold 1,398 stores to Walgreens.  Additional information about the transferred stores will be included in Rite Aid’s future filings with the SEC.

6.              Does Rite Aid’s Shareholder Rights plan lapse at the transaction close?

Not automatically. The Rights plan must be approved by the shareholders at the next shareholder meeting, or it can be terminated by the Board prior to that.  The plan is not applicable to the merger with Albertsons.

7.              Where can I find financial information on Albertsons Companies?

Although Albertsons Companies is a privately held company and does not have its shares listed on any national securities exchange, they continue to make filings with the SEC.  Those filings can be found at these links:

https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001646972&owner=include&count=40&hidefilings=0

https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001704956&owner=include&count=40&hidefilings=0

Important information about Albertsons will also be included in the proxy statement/prospectus.

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid and Albertsons and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements.  Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the Merger Agreement.  The words

“expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.  Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the Merger Agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the Merger Agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 4, 2017 filed with the SEC and will be found in the Form S-4 that will be filed with the SEC by Albertsons in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements.  Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.  All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc.  There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all.  For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on February 8, 2018.

Additional Information and Where to Find It

In connection with the proposed strategic combination involving Rite Aid and Albertsons, Rite Aid and Albertsons intend to file relevant materials with the SEC, including that Albertsons will file a registration statement on Form S-4 that will include a proxy statement/prospectus to be distributed to Rite Aid’s stockholders.  Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s Web site (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s Web site (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention:  Senior Director, Treasury Services & Investor Relations.  Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on Albertsons’s website at www.albertsonscompanies.com.

Participants in Solicitation

Rite Aid, Albertsons and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons will be set forth in the Form S-4.  Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.